UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-3A-2

FILE NO. 0-29604

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

ENERGYSOUTH, INC.
(Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”), and submits the following information:

1.	The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

a.	Mobile Gas Service Corporation (“Mobile Gas”), a natural gas distribution company;

b.	MGS Storage Services, Inc., which owns an 90.9% general partnership interest in Bay Gas Storage Company, Ltd.;

c.	Bay Gas Storage Company, Ltd. (“Bay Gas”), a limited partnership engaged in the business of underground natural gas storage;

d.	EnergySouth Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

e.	Southern Gas Transmission Company (“SGT”), a general partnership which operates a gas pipeline; and

f.	MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.

The business address of the Claimant and each of its subsidiaries is:

2828 Dauphin Street
Mobile, Alabama 36606

2.	Mobile Gas is a “gas utility company” under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which are located in Mobile and Baldwin County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

The properties of Bay Gas consist of underground gas storage caverns located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

Neither Claimant nor any of its subsidiaries other than Mobile Gas is a “gas utility company” under the provisions of Section 2(a)(4) of the Act.

3.	The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

a.	Mcf of natural or manufactured gas distributed at retail: 6,233,170 Mcf, all of which was distributed within the state of Alabama.

Mcf of natural or manufactured gas transported on behalf of end users: 24,709,053 Mcf, all of which was transported within the state of Alabama.

b.	Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

c.	Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line: None

d.	Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 2,849,180 Mcf purchased from Louisiana.

4.	The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

2

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the calendar year ended December 31, 2003, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof.

EXHIBIT B. Not Applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

ENERGYSOUTH, INC. (Name of Claimant)

		BY	/s/ Charles P. Huffman

Charles P. Huffman Its Senior Vice President and Chief Financial Officer

CORPORATE SEAL

ATTEST:

By	/s/ G. Edgar Downing

G. Edgar Downing, Jr. Its Vice President, Secretary And General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer
2828 Dauphin Street
Mobile, Alabama 36606

3

ENERGYSOUTH, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2003
(UNAUDITED)
(Dollars in thousands)

EXHIBIT A

			ENERGYSOUTH	SOUTHERN GAS		BAY GAS				CONSOLIDATED
ACCOUNT DESCRIPTION	ENERGYSOUTH	MOBILE GAS	SERVICES	TRANSMISSION	MGS STORAGE	STORAGE	MGS MARKETING	TOTAL	ELIMINATION	TOTAL
Assets
Current Assets:
Cash and Cash Equivalents	$1,561	76		$15		$3,207		$4,859	$(1,955)	$2,904
Receivables:
Gas		10,199		54		1,266		11,519		11,519
Unbilled Revenue		6,896						6,896		6,896
Merchandise		2,500						2,500		2,500
Other	11,767	2,018	1,003		967	163	213	16,131	(15,386)	745
Less Allowance for Doubtful Accounts		(1,158)						(1,158)		(1,158)
Materials, Supplies, and Mdse (at average cost)		1,460						1,460		1,460
Gas Stored Underground (at average cost)		2,899						2,899		2,899
Regulatory Assets		2,287						2,287		2,287
Deferred Income Taxes		766						766		766
Prepayments	32	688	2			274		996		996

Total Current Assets	13,360	28,631	1,005	69	967	4,910	213	49,155	(17,341)	31,814

Property, Plant & Equipment:
Property, Plant & Equipment		172,421		3,485		91,799		267,705		267,705
Less Accumulated Depreciation and Amortization		64,766		1,022		10,288		76,076		76,076

Property, Plant & Equipment — Net	—	107,655	—	2,463	—	81,511	—	191,629		191,629
Construction Work in Progress		2,773				32		2,805		2,805

Total Property, Plant & Equipment	—	110,428	—	2,463	—	81,543	—	194,434		194,434

Other Assets:
Investment in Mobile Gas Service Corporation	59,976							59,976	(59,976)	—
Investment in MGS Energy Services, Inc	1,982							1,982	(1,982)	—
Investment in MGS Storage Services, Inc	23,241							23,241	(23,241)	—
Investment in MGS Marketing Services, Inc	183							183	(183)	—
Investment in Partnerships			1,287		30,539			31,826	(31,826)	—
Prepaid Pension Cost		938						938		938
Deferred Charges		492				34		526		526
Prepaids						1,000		1,000		1,000
Regulatory Assets		906						906		906
Merchandise Receivables Due After One Year		3,749						3,749		3,749

Total Other Assets	85,382	6,085	1,287	—	30,539	1,034	—	124,327	(117,208)	7,119

Total Assets	$98,742	$145,144	$2,292	$2,532	$31,506	$87,487	$213	$367,916	$(134,549)	$233,367

ENERGYSOUTH, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2003
(UNAUDITED)
(Dollars in thousands)

EXHIBIT A

				SOUTHERN
ACCOUNT		MOBILE	ENERGYSOUTH	GAS	MGS	BAY GAS	MGS			CONSOLIDATED
DESCRIPTION	ENERGYSOUTH	GAS	SERVICES	TRANSMISSION	STORAGE	STORAGE	MARKETING	TOTAL	ELIMINATION	TOTAL
Capitalization and Liabilities
Current Liabilities:
Current Maturities of Long-Term Debt		$3,637				$2,476		$6,113		$6,113
Notes Payable	7,025							7,025		7,025
Accounts Payable	1,675	20,773	87	1	1,383	329	22	24,270	(17,340)	6,930
Dividends Declared	1,465							1,465		1,465
Customer Deposits		1,504						1,504		1,504
Taxes Accrued	86	4,023	81	7	285	182	8	4,672		4,672
Interest Accrued	8	244				373		625		625
Regulatory Liabilities		905						905		905
Other Liabilities	234	750				45		1,029		1,029

Total Current Liabilities	10,493	31,836	168	8	1,668	3,405	30	47,608	(17,340)	30,268

Other Liabilities:
Accrued Postretirement Benefit Cost		375						375		375
Deferred Income Taxes	(468)	12,847	338		6,597			19,314		19,314
Deferred Investment Tax Credits		284						284		284
Regulatory Liabilities		163						163		163
Other Liabilities	1,259	1,422				34		2,715		2,715

Total Other Liabilities	791	15,091	338	—	6,597	34	—	22,851		22,851

Total Liabilities	11,284	46,927	506	8	8,265	3,439	30	70,459	(17,340)	53,119

Capitalization:
Stockholders’ Equity	51		1					52	(1)	51
Capital in Excess of Par Value	23,690	17,964						41,654	(17,964)	23,690
Partner’s Capital				794	10,490	11,195		22,479	(22,479)	—
Retained Earnings	63,717	42,209	1,785	1,730	12,751	22,409	183	144,784	(81,067)	63,717

Total Stockholders’ Equity	87,458	60,173	1,786	2,524	23,241	33,604	183	208,969	(121,511)	87,458
Minority Interest	—	—	—	—	—	—	—	—	4,302	4,302
Long-Term Debt (Less Current Maturities)	—	38,044	—	—	—	50,444		88,488		88,488

Total Capitalization	87,458	98,217	1,786	2,524	23,241	84,048	183	297,457	(117,209)	180,248

Total Capitalization and Liabilities	$98,742	$145,144	$2,292	$2,532	$31,506	$87,487	$213	$367,916	$(134,549)	$233,367

ENERGYSOUTH, INC.
CONSOLIDATING INCOME STATEMENT
AND STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
(UNAUDITED)
(Dollars in thousands)

EXHIBIT A

			ENERGYSOUTH	SOUTHERN GAS		BAY GAS				CONSOLIDATED
ACCOUNT DESCRIPTION	ENERGYSOUTH	MOBILE GAS	SERVICES	TRANSMISSION	MGS STORAGE	STORAGE	MGS MARKETING	TOTAL	ELIMINATION	TOTAL
Operating Revenues
Gas Revenues		$89,974		$566		$15,879		$106,419	$(4,223)	$102,196
Merchandise Sales		3,239						3,239		3,239
Other	1,452	1,100	56				28	2,636	(1,452)	1,184

Total Operating Revenues	1,452	94,313	56	566	—	15,879	28	112,294	(5,675)	106,619

Operating Expenses
Cost of Gas		39,566						39,566	(4,208)	35,358
Cost of Merchandise		2,394						2,394		2,394
Operations	1,452	21,926	14	85	80	2,766	17	26,340	(1,467)	24,873
Depreciation		6,944		86		2,058		9,088		9,088
Taxes, Other Than Income Taxes		6,968	3	26		637		7,634		7,634

Total Operating Expenses	1,452	77,798	17	197	80	5,461	17	85,022	(5,675)	79,347

Operating Income	—	16,515	39	369	(80)	10,418	11	27,272	—	27,272

Other Income and (Expense)
Interest Expense	(39)	(3,673)	1			(4,618)		(8,329)	42	(8,287)
Allowance for Borrowed Funds Used During Construction		124				545		669		669
Interest Income	39	21			20	19	1	100	(42)	58
Income From Subsidiaries/Partnerships	11,830		369		6,364			18,563	(18,563)	—
Less Minority Interest			(181)		(579)			(760)	—	(760)

Total Other Income (Expense)	11,830	(3,528)	189	—	5,805	(4,054)	1	10,243	(18,563)	(8,320)

Income Before Income Taxes	11,830	12,987	228	369	5,725	6,364	12	37,515	(18,563)	18,952

Income Taxes		4,899	85		2,133		5	7,122	—	7,122

Net Income	$11,830	$8,088	$143	$369	$3,592	$6,364	$7	$30,393	$(18,563)	$11,830
Retained Earnings at December 31, 2002	57,635	38,971	1,642	1,833	9,159	15,245	176	124,661	(67,026)	57,635
Reclassification of 2001 Permanent Distribution to Minority Partner from Retained Earnings to Partner’s Capital						800		800	(800)	—
Dividends Paid/Capital Distributions	(5,748)	(4,850)		(472)				(11,070)	5,322	(5,748)

Retained Earnings at December 31, 2003	$63,717	$42,209	$1,785	$1,730	$12,751	$22,409	$183	$144,784	$(81,067)	$63,717